Your TIAA Retirement Choice Annuity Certificate

Exhibit (4)(E)(2)
Teachers Insurance and Annuity Association of America
730 Third Avenue, New York, N.Y. 10017-3206
Telephone: [800-842-2733]

Retirement Choice Annuity Certificate

This certificate is issued to you, the employee, by us, Teachers Insurance and Annuity Association of America (TIAA), in connection with amounts recorded in your name under an employer plan funded by a TIAA Retirement Choice Annuity Contract issued to a Trust as Contractholder. The contract shall govern the payment of all benefits by TIAA and the rights and obligations of TIAA, the contractholder, the employer and you. This certificate refers briefly to some of the contract's features.

The employer remits all premiums under the contract. Premiums are allocated between the Traditional Annuity and the Investment Accounts. Each premium allocated to the Traditional Annuity under the contract buys a guaranteed minimum amount of benefit payments, based on the rate schedule in effect at the time the premium is credited. Traditional Annuity accumulations will be credited with a guaranteed interest rate, and may also be credited with additional amounts declared by TIAA. Each premium allocated to any of the Investment Accounts under the contract buys a number of accumulation units. Accumulations in the Investment Accounts are not guaranteed, and may increase or decrease depending on investment results. TIAA reserves the right to stop accepting or to limit premiums under the contract at any time.

TIAA will pay you all benefits set forth under the terms of the contract and in accordance with the employer plan as from time to time amended, or any successor plan. Your rights under the contract are subject to the terms of the employer plan.

Senior Vice President and                  President and
Corporate Secretary                      Chief Executive Officer

Group Flexible Premium Fixed and Variable Deferred Annuity Certificate
Nonparticipating

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Your TIAA Retirement Choice Annuity Certificate

Your Rights
The contractholder owns the contract.

Your right (or that of your beneficiaries, after your death) to make choices and elections available under the contract, with respect to amounts recorded in your name under the contract, is subject to the terms of the employer plan. Such rights include but are not limited to the right to allocate premiums, name a second annuitant, designate beneficiaries and payees, elect lump-sum benefits, make transfers, and choose forms of benefit payment. Your rights under the contract are subject to the vesting provisions of the employer plan.

The contract and this certificate are subject to the provisions, terms and conditions of the employer plan. Any payment, distribution, income option, death benefit, withdrawal, transfer, or other rights exercised under the contract and this certificate shall comply with any applicable terms, provisions, and conditions of the employer plan as determined by the plan administrator, trustee, or other plan designated fiduciary. To the extent this certificate makes reference to the terms of the employer plan, a supplement to this certificate has been issued in conjunction with this certificate and is a part of this certificate. The supplement provides additional details concerning how the terms of the employer plan impacts your rights under the certificate. Please refer to the supplement for such details. Under no circumstances can the employer plan expand the rights or terms under the contract or certificate or impose any responsibilities or duties on TIAA not specifically set forth in the contract.

Employee Maturity Date
Your maturity date is the date as of which all of your accumulation has been distributed or applied to provide benefit payments under the terms of the contract. As of such date, TIAA will have no further obligations under the contract to you, beyond those associated with any ongoing payout annuity benefits being paid to you. TIAA is not obliged to accept new premiums on your behalf.

Allocation Options
Premiums are allocated between the Traditional Annuity and the Investment Accounts. Each premium allocated to the Traditional Annuity under the contract buys a guaranteed minimum amount of benefit payments, based on the rate schedule in effect at the time the premium is credited. Traditional Annuity accumulations will be credited with a guaranteed interest rate, and may also be credited with additional amounts declared by TIAA. TIAA does not guarantee that there will be additional amounts. Each premium allocated to any of the Investment Accounts under the contract buys a number of accumulation units. Accumulations in the Investment Accounts are not guaranteed, and may increase or decrease depending on investment results.

Accumulations
Your accumulation consists of the portion of the Traditional Annuity accumulation and Investment Account accumulations held on your behalf under the contract. Your rights under the contract are subject to the terms of the employer plan.

The portion of the Traditional Annuity Accumulation held on your behalf under the contract will be the sum of the following as attributed to your account in accordance with the terms of the employer plan:

A)	all premiums allocated to the Traditional Annuity; plus

B)	interest credited by TIAA at the guaranteed accumulation interest rate set forth in the Contract’s rate schedule; plus
C)     any additional amounts credited to the Traditional Annuity by TIAA; plus
D)     any internal transfers to the Traditional Annuity; less
E)     any premium taxes incurred by TIAA for the Traditional Annuity; less

F)	any employer plan fee withdrawals, interest payments, plan benefit payments, lump-sum benefits, and any minimum distribution payments paid from the Traditional Annuity; less

G)	any charges for expenses and contingencies deducted by TIAA as set forth in the contract’s rate schedule; less

H)	any amounts deducted to provide an annuity income option or a death benefit payment method from the Traditional Annuity; less
I)    any transfers from the Traditional Annuity; less

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Your TIAA Retirement Choice Annuity Certificate

J)	any amounts forfeited as a result of your failing to satisfy the vesting requirements under your employer plan; less
K)     any surrender charges assessed by TIAA as set forth in the contract’s rate schedule.

The portion of any Investment Account Accumulation held on your behalf under the contract will be based on the number of accumulation units held on your behalf, as attributed to your account in accordance with the terms of the employer plan, which will be increased by:

A)     any premiums allocated to that Investment Account; and
B)     any internal transfers made to that Investment Account;

and decreased by:

C)	the application of any accumulations in that Investment Account to provide any available form of benefit payments;

D)	any internal transfers from the accumulation in that Investment Account to the Traditional Annuity, another Investment Account, or the companion CREF contract;

E)	any amounts forfeited as a result of your failing to satisfy the vesting requirements under your employer plan;
F)     any premium taxes incurred by TIAA for that Investment Account;
G)     any employer plan fee withdrawals from that Investment Account; and
H)    any minimum distribution payments paid from that Investment Account.

The increase or decrease in the number of accumulation units on any valuation day is equal to the net dollar value of all transactions divided by the value of the Investment Account's accumulation unit as of the end of the business day on which the transaction becomes effective.

Benefit Guarantees
[Under the contract’s current rate schedule, the minimum effective annual interest rate to be credited will be [x.xx%]. The minimum interest rate will be credited on amounts applied to the Traditional Annuity accumulation from the end of the day on which such amount is credited to the date such amount is deducted from the Traditional Annuity accumulation or applied to an annuity form of benefit in accordance with the contract. Such annuity benefits will be based on interest at the effective annual rate of 2% and the mortality table provided for in the contract.]

OR

[Under the contract’s current rate schedule, the minimum effective annual interest rate to be credited to premiums and internal transfers applied to the Traditional Annuity will be based on the calendar year in which the premium or internal transfer is applied to the Traditional Annuity. For each such calendar year, an initial rate will be set equal to the CMT for that year (as defined below) less [0.0125], rounded to the nearest [0.0005], provided however that the resulting minimum rate will not be less than [1%] nor greater than [3%]. Such initial rate will apply for [ten] calendar years, after which it will be reset to the initial rate then being established for premiums and internal transfers applied in the calendar year immediately following the end of such [ten] calendar-year period. If this rate schedule is no longer in effect on such scheduled reset date, the reset rate will be the initial rate that would have been established had this rate schedule continued to be in effect. The resulting reset rate will be subject to the same reset procedure every [ten] calendar years thereafter.

The applicable minimum interest rates determined as described above, will be credited on amounts applied to the Traditional Annuity accumulation from the end of the day on which such amount is credited to the date such amount is deducted from the Traditional Annuity accumulation or applied to an annuity form of benefit in accordance with the contract. Such annuity benefits will be based on interest at the effective annual rate of 2% and the mortality table provided for in the contract.

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Your TIAA Retirement Choice Annuity Certificate

The CMT to be used in setting this rate for each calendar year is the average five-year Constant Maturity Treasury Rate reported by the Federal Reserve for the calendar month of [November]][[12] month period from [December] through the [November]], preceding that calendar year. We may make future changes to the choice of calendar month for which the average five-year Constant Maturity Treasury Rate will be used to set the CMT. Any such change will be effected only after obtaining any regulatory approvals.]

OR

[Under the contract’s current rate schedule, the minimum effective annual interest rate to be credited will be reset each [March 1]. The rate will be set equal to the CMT less [0.0125], rounded to the nearest [0.0005], provided however that the minimum rate will not be less than [1%] nor greater than [3%]. The CMT is the average five-year Constant Maturity Treasury Rate reported by the Federal Reserve for the calendar month of [[January]][ 12] month period from [February] through the [January]] preceding the reset date.

The minimum interest rate so determined will be credited on amounts applied to the Traditional Annuity accumulation from the end of the day on which such amount is credited to the date such amount is deducted from the Traditional Annuity accumulation or applied to an annuity form of benefit in accordance with the contract. Such annuity benefits will be based on interest at the effective annual rate of 2% and the mortality table provided for in the contract.

We may make future changes to the reset date and/or to the choice of calendar month for which the average five-year Constant Maturity Treasury Rate will be used to set the CMT. Any such change will be effected only after obtaining any regulatory approvals.]

Under the contract’s current rate schedule, for one-life annuities and two-life annuities, annuity payments are based on mortality according to the Annuity 2000 Mortality Table (TIAA Merged Gender Mod A), with ages set back three months for each completed year between January 1, 2000 and the date that annuity payments begin, as illustrated in the chart at the end of this document.

These guarantees cease to apply to amounts that leave the Traditional Annuity.

Subject to applicable insurance law, the contract’s rate schedule may be changed. Such a change will not affect any benefits purchased prior to the change. A change in the rate schedule will be made only after we have given the contractholder three months' written notice of the change.

Additional Amounts
Additional amounts may be credited to accumulations in the Traditional Annuity under the contract. TIAA does not guarantee that there will be additional amounts. TIAA will determine at least annually if additional amounts will be credited.

Income Options
Income benefits may be payable for your lifetime, or for your lifetime and that of a second annuitant. Lifetime income options may include a guaranteed period of 10, 15 or 20 years, during which payments will continue even if you (and any second annuitant) die before the end of the guaranteed period.
Lump-sum Benefits
In accordance with and to the extent permitted by the terms of the employer plan, you may elect lump-sum benefits from your accumulation.

Lump-sum benefits from your Traditional Annuity accumulation may be withdrawn in their entirety, or in any part thereof not less than [$1,000]. Such withdrawals from your Traditional Annuity accumulation can only be made within [120 days] after:

A)    the date you terminate employment or, if later;
B)    the specific date stipulated in the employer plan.

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Your TIAA Retirement Choice Annuity Certificate

After the [120-day] period expires the election of a lump-sum benefit from your Traditional Annuity accumulation will never again be available. Lump-sum benefits paid from the Traditional Annuity accumulation will be reduced by any surrender charge in accordance with the applicable rate schedule or schedules. Under the contract’s current rate schedule the surrender charge is [2.5%].

At any time you may, subject to the limits described below, withdraw as a lump-sum benefit all of any of your Investment Account accumulations, or any part of any of your Investment Account accumulations not less than [$1,000].

TIAA reserves the right to limit lump-sum benefits from your Traditional Annuity accumulation and each of your Investment Account accumulations to not more than one in a calendar quarter.

If any accumulations under the contract are attributable either directly or indirectly to transfers from another TIAA or CREF contract, where such other contracts included any “Equity Wash” provisions or any other such provisions restricting the timing of transfers, then the payment of any lump-sum benefits of such accumulations will be constrained by any such applicable provisions.

Transfers
In accordance with and to the extent permitted by the terms of the employer plan, you may transfer from your Investment Account accumulations to TIAA’s Traditional Annuity accumulation or to CREF accounts under a companion CREF contract, if any, or you may transfer among your Investment Account accumulations. Internal transfers may be for all of any of your Investment Account accumulations, or any part of any of your Investment Account accumulations not less than [$1,000]. TIAA reserves the right to limit internal transfers from each of your Investment Account accumulations to not more than one in a calendar quarter. TIAA reserves the right to stop accepting or to limit internal transfers to the Traditional Annuity and/or to the Real Estate Account at any time.

In accordance with and to the extent permitted by the terms of the employer plan, you may apply your Traditional Annuity accumulation, or any part thereof not less than [$10,000], to a Transfer Payout Annuity (TPA) to provide internal transfers to a companion CREF contract, if any; internal transfers to an Investment Account; cash withdrawals; or payment to another funding vehicle as permitted under the employer plan and federal tax law. TPA payments will be made [monthly] over [an 84-month period]. TIAA reserves the right to stop accepting or to limit TPA payments to the Real Estate Account at any time.

In accordance with and to the extent permitted by the terms of the employer plan, you may transfer from your accumulation in a companion CREF contract, if any, to the TIAA contract. TIAA reserves the right to stop accepting or to limit internal transfers to the Traditional Annuity and/or to the Real Estate Account at any time.

To the extent permitted by applicable law, we may reject, limit, defer or impose other conditions on transfers into or out of an Investment Account in order to curb frequent transfer activity to the extent that comparable limitations are imposed on the purchase, redemption or exchange of shares of any of the funds held by an Investment Account. TIAA reserves the right to stop accepting or to limit internal transfers to any of the Investments Accounts under Separate Account VA-3 to the extent any such subaccount is to be deleted within 120 days.

A fund in which an Investment Account invests may impose a redemption charge on its assets that are redeemed out of the fund in connection with a transfer. The fund determines the amount of the redemption charge and the charge is retained by or paid to the fund and not by or to TIAA. The redemption charge may affect the number and value of accumulation units transferred out of the Investment Account that invests in that fund and, therefore, may affect the Investment Account accumulation.

If any accumulations under the contract are attributable either directly or indirectly to transfers from another TIAA or CREF contract, where such other contracts included any “Equity Wash” provisions or any other such provisions restricting the timing of transfers, then any transfers of such accumulations out of the contract will be constrained by any such applicable provisions.

Additional Restrictions on Transfers into the Real Estate Account

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Your TIAA Retirement Choice Annuity Certificate

For the purposes of this provision an internal funding vehicle transfer is the movement of accumulations among or between any of the following:

i.	your Traditional Annuity accumulation

ii.	your Real Estate Account accumulation

iii.	your other Investment Account accumulation

iv.	your companion CREF certificate

v.	any other funding vehicle accumulation you may have which is administered by TIAA or CREF on the same record-keeping system as this certificate.

However, an internal funding vehicle transfer does not include any of the following:

•	Systematic withdrawals and transfers (SWATs)

•	Automatic rebalances

•	Any transaction arising from a TIAA sponsored advice product or service

•	Transfer Payout Annuity (TPA) payments directed to the Real Estate Account.

You may not apply internal funding vehicle transfers to your Real Estate Account accumulation if the total value of your Real Estate Account accumulation under this certificate and any other TIAA annuity contract or certificate issued to you already exceeds a threshold amount of [$150,000], or if after giving effect to such transfer, such threshold would be exceeded. Any internal funding vehicle transfer which cannot be applied pursuant to this rule will be rejected in its entirety and we will communicate such rejection to you.

The Real Estate Account accumulation unit values used in applying this provision will be those calculated as of the valuation day preceding the day on which the proposed transfer is to be effective. For the purpose of this provision, the total value of your Real Estate Account accumulation will include the value of any pending internal funding vehicle transfers into your Real Estate Account accumulation under any TIAA annuity contracts or certificates issued to you.

TIAA reserves the right in the future to increase or decrease the threshold dollar amount associated with this provision. However, the threshold amount will never be less than [$100,000]. If, as of the effective date of such a change in the threshold amount, the total value of your Real Estate Account accumulation under this certificate and any other TIAA annuity contract or certificate issued to you already exceeds the new threshold amount, you will not be required to reduce such accumulation to a level at or below the new threshold. TIAA also reserves the right in the future to include among the restricted transactions any of the categories currently excluded above or to include any categories of transactions associated with services that may be introduced in the future. Any such future changes will only affect transactions with effective dates on or after the effective date of such change. You will be given at least two months advance written notice of any such change.

Nothing in this provision shall be construed to limit TIAA’s right to stop accepting or to limit premiums and/or internal transfers to the Real Estate Account at any time.

Death Benefits
If you die, your accumulation will provide for a death benefit for your beneficiary. The death benefit is the current value of your accumulation under the contract. It will be payable to your beneficiary, in accordance with the terms of the employer plan.

Retirement Plan Loan
A retirement plan loan is a disbursement of some or all of your Investment Account accumulation to provide loans. If your employer plan so provides and in accordance with section 72(p) of the IRC, as amended, and ERISA, to the extent applicable, you may request a retirement plan loan from your Investment Account accumulations, at any time prior to your maturity date. The loan will be issued in accordance with the terms of a loan agreement. The loan agreement will describe the terms, conditions and any fees or charges for the loan.

Benefits Based on Incorrect Data
If the amount of benefits is determined by data as to a person's age or sex that is incorrect, the benefits payable will be such as the premium paid would have purchased based on the correct data. Any amounts underpaid by TIAA on the basis of the incorrect data will be paid at the time the correction is made. Any amounts overpaid by

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Your TIAA Retirement Choice Annuity Certificate

TIAA on the basis of the incorrect data will be charged against the payments due after the correction is made. Any amounts so paid or charged will include compound interest at the effective annual rate of 6% per year.

Employer Plan Fee Withdrawals
To the extent provided by the terms of the employer plan, and in accordance with TIAA’s procedures, TIAA will withdraw amounts from the contract’s accumulation, to pay fees associated with the administration of the plan.

Contractholder Rights
The contractholder owns the contract. The sole responsibility of the contractholder (as Trustee of the [Retirement Choice Annuity Trust]) is to serve as a party to the contract.

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Your TIAA Retirement Choice Annuity Certificate

Guaranteed Annual Amount of Income Benefits from the Traditional Annuity under the One-life
Annuity with 10-Year Guaranteed Period option
Provided by $10,000 from Employee’s Accumulation
(assuming a premium tax rate of 0%)

One-twelfth of the amount shown is payable each month

Adjusted Age When Payments Begin	Annual Amount of Monthly Benefit Payments	Adjusted Age When Payments Begin	Annual Amount of Monthly Benefit Payments	Adjusted Age When Payments Begin	Annual Amount of Monthly Benefit Payments
40 41 42 43 44 45 46 47 48 49 50 51 52 53 54 55 56	$309.20 $312.54 $316.02 $319.65 $323.43 $327.38 $331.50 $335.79 $340.27 $344.94 $349.82 $354.90 $360.20 $365.73 $371.50 $377.52 $383.81	57 58 59 60 61 62 63 64 65 66 67 68 69 70 71 72 73	$390.38 $397.25 $404.44 $411.96 $419.85 $428.13 $436.82 $445.95 $455.55 $465.65 $476.29 $487.50 $499.31 $511.75 $524.86 $538.66 $553.18	74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89	$568.43 $584.44 $601.22 $618.78 $637.13 $656.25 $676.14 $696.74 $718.03 $739.91 $762.31 $785.11 $808.15 $831.28 $854.30 $877.00
The yearly payments shown above are those that result from the application of an accumulation of $10,000 (assuming a premium tax rate of 0%) in the Traditional Annuity to the specified income option when the employee has attained an adjusted age as shown, but has not passed the date on which that adjusted age was attained by as much as one month.
   The employee’s adjusted age equals the employee’s actual age minus three months for each completed year between January 1, 2000 and the date that payments begin. All ages used in computing benefits are calculated in completed years and months. Payments beginning at ages other than those shown, and under other income options, are computed on the basis stated in the rate schedule. For accumulations other than $10,000, payments will be proportionate.

Group Flexible Premium Fixed and Variable Deferred Annuity Certificate
Nonparticipating

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